

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

John F. Cassidy
President, Chief Executive Officer
Cincinnati Bell Inc.
221 East Fourth Street
Cincinnati, Ohio 45202

      RE: Cincinnati Bell Inc.
            Form 10-K for the year ended December 31, 2011
            Filed February 28, 2012
            File No. 001-08519

Dear Mr. Cassidy:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Definitive Proxy Statement Incorporated by Reference

Compensation Discussion and Analysis, page 30

Long-term Incentives, page 39

1. With respect to your Data Center Performance Compensation Plan, we note that the Compensation Committee will grant each performance unit award providing for a specified cash payment to each participating NEO in the event, *inter alia*, that the executive is continuously employed for a three year period after the grant date and that specified Adjusted EBITDA targets are met over such three year period. For the 2011-2013 performance periods, we note that in order for the performance unit grants to the NEOs to vest, certain Adjusted EBITDA performance measures must be met for the years 2011, 2012 and 2013. We note your disclosure that for 2011, the Adjusted EBITDA

measure was met, and 50% of the granted performance units were vested. In future filings, please disclose the applicable Adjusted EBITDA performance target for the most recent fiscal year completed.

2. Further, it appears these performance unit awards are not currently reported in your Summary Compensation Table. For example, we note your disclosure on page 41 of your definitive proxy statement filed on March 16, 2012, discussing the maximum grant of units that may be awarded to each NEO for the 2011-2013 and 2012-2014 performance periods. In addition, we note your disclosure that for each performance cycle, Adjusted EBITDA achieved must be at least 90% of the targeted goal in order to generate a potential threshold level of payment equal to 75% of the target award for each executive and 100% or higher in order to generate a potential payment of 100% of the target award. As noted in our prior comment 1, we note your disclosure that for 2011, the Adjusted EBITDA measure was met, and 50% of the granted performance units were vested. Therefore, it appears the amount of performance units that were vested in 2011 due to the achievement of the 2011 Adjusted EBITDA performance measure should be reported in the Summary Compensation Table for that fiscal year. In future filings, please revise your Summary Compensation Table appropriately. Refer to Instructions to Item 402(c)(2)(vii) of Regulation S-K.

Summary Compensation Table, page 47

3. We note your annual cash incentive awards are payable to your named executive officers upon the achievement of annual financial performance goals established by your Compensation Committee and for individual performance. However, we note you report the annual incentive awards in the "Bonus" column of the table. It appears that you should report these awards in your Summary Compensation Table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. We note your disclosure on page 33 that the Compensation Committee did not grant any discretionary bonuses in 2011. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4. With respect to the 2011 Stock Awards reported in the table, it appears you reported the target number of performance share-based awards, rather than the grant-date fair value of the performance share-based stock awards, for Messrs. Freyberger, Wojtaszek and Wilson. For example, with respect to Mr. Freyberger, we note you report the target number of performance share-based awards as 77,500 in the Grants of Plan-Based Awards Table on page 49. Yet, you report the same 77,500 amount in the Stock Awards column to the Summary Compensation Table on page 47. The amount reported in the Stock Awards column to the Summary Compensation Table should be the grant-date fair

value of the award. Refer to Item 402(c)(2)(v) of Regulation S-K. In future filings, please revise the table, and your footnote disclosure, accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Kurt Freyberger
        Christopher Wilson
        Susan Kinsey